

April 27, 2023

Cameron McAulay
Chief Financial Officer
Transphorm, Inc.
75 Castilian Drive
Goleta, California 93117

> **Re: Transphorm, Inc.**
> **Registration Statement on Form S-3**
> **Filed on April 21, 2023**
> **File No. 333-271380**

Dear Cameron McAulay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Erika Muhl